UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 13, 2018

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

_____________________

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F  ☒ Form 40-F  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  

Talend CEO Purchases Shares of Talend on Open Market

Mike Tuchen, CEO of Talend SA (the "Company" or "Talend"), today acquired 12,000 American Depositary Shares of the Company (“ADSs”), each representing one ordinary share, in open-market purchases.

The ADSs were purchased at an average price of $41.80 per share, for an aggregate transaction value of approximately $501,600.

"The purchase is a reflection of my confidence in the long-term value of Talend, and my belief that Talend’s stock is priced below its intrinsic value," said Mr. Tuchen.

In conjunction with this purchase and with the approval of the Board of Directors, Mr. Tuchen terminated a Rule 10b5-1 Purchase Plan with Solium Capital LLC (“Purchase Plan”), and will not enter into another Purchase Plan until May 2019 at the earliest.

In addition to Mr. Tuchen, Talend Board members Steve Singh, Nanci Caldwell, and Nora Jones, and Talend CFO Adam Meister also recently acquired an aggregate of 9,890 Talend ADSs in open market purchases, for an aggregate purchase price of approximately $411,691.

The foregoing disclosure contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in the above disclosure include, but are not limited to, our expectations with respect to the value of Talend shares and the entry by our CEO or any of our other executive officers into a 10b5-1 trading plan. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to inherent risks, uncertainties and changes in circumstance that are difficult or impossible to predict. Consequently, you should not rely on these forward-looking statements. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of such uncertainties, risks, and changes in circumstances. Those risks, uncertainties and assumptions include our operating results and business generally; unexpected costs, charges or expenses resulting from our recent acquisition of the Stitch business; our ability to retain existing customers and generate new customers; the market for data integration solutions, particularly our big data and cloud integration solutions, not continuing to develop; our ability to achieve our plans; competition from other products and services; and general market, political, economic and business conditions, including the fluctuation of foreign currency exchange rates.

The forward-looking statements contained in this presentation are also subject to other risks and uncertainties, and the foregoing list of factors is not exclusive. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our most recent reports on Form 6-K and our Form 20-F filed with the SEC on March 5, 2018. Our SEC filings are available on the Investors section of Talend’s website at http://investor.talend.com and the SEC’s website at www.sec.gov. The forward-looking statements in this presentation are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements provided to reflect any change in our expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	November 13, 2018	Talend S.A.

/S/ AARON ROSS
Aaron Ross General Counsel